SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

ICOSAVAX, INC.

(Name of Subject Company (Issuer))

ISOCHRONE MERGER SUB INC.

a wholly owned subsidiary of

ASTRAZENECA FINANCE AND HOLDINGS INC.

a wholly owned subsidiary of

ASTRAZENECA PLC

(Names of Filing Persons — Offerors)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

45114M 109

(CUSIP Number of Class of Securities (Underlying Common Stock))

Adrian Kemp
AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA

England
Telephone: +44 20 3749 5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf
of Filing Persons)

Copies to:

Sebastian L. Fain, Esq.

Freshfields Bruckhaus Deringer US LLP
601 Lexington Avenue, 31st Floor
New York, NY 10022-4611

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.

☐	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on December 27, 2023 and amended on January 11, 2024 (together with any amendments and supplements hereto, the “Schedule TO”) by AstraZeneca PLC, a public limited company incorporated in England and Wales (“AstraZeneca”), AstraZeneca Finance and Holdings Inc., a Delaware corporation and wholly owned subsidiary of AstraZeneca (“Parent”), and Isochrone Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”). The Schedule TO relates to the tender offer by Merger Sub to purchase all of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Icosavax, Inc., a Delaware corporation (the “Company”), for (i) $15.00 per Share in cash, subject to applicable withholding taxes and without interest (the “Closing Amount”), plus (ii) one non-transferable contingent value right (each, a “CVR”) per Share representing the right to receive a contingent payment of up to $5.00 in cash, subject to applicable withholding taxes and without interest, upon the achievement of specified milestones on or prior to the applicable outside date pursuant to the terms and subject to the other conditions set forth in the Contingent Value Rights Agreement (the Closing Amount plus one CVR, collectively, or any greater amount per Share that may be paid pursuant to the Offer (as defined below), the “Offer Price”), in each case, upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal, copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, and which, together, as they may be amended, supplemented or otherwise modified from time to time, collectively constitute the “Offer”.

All information regarding the Offer as set forth in the Schedule TO, including all exhibits thereto that were previously filed with the Schedule TO, is hereby expressly incorporated by reference into this Amendment, except that such information is hereby amended and supplemented to the extent specifically provided for herein. Capitalized terms used but not defined in this Amendment have the meanings ascribed to them in the Schedule TO.

Unless stated otherwise, the new text in the supplemental information is bolded and underlined and any deleted text is bolded and denoted with a strikethrough to highlight the supplemental information being disclosed.

Items 1 through 9 and Item 11.

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

(a)	The information set forth in the existing first and second paragraphs of Section 16 — “Certain Legal Matters; Regulatory Approvals — Antitrust Compliance” of the Offer to Purchase is amended and supplemented as follows:

“Compliance with the HSR Act. Under the HSR Act (including the rules and regulations that have been promulgated thereunder), certain transactions, including Merger Sub’s purchase of Shares pursuant to the Offer, may not be consummated until certain information and documentary material (the “HSR Notification Form”) has been furnished to the FTC and the Antitrust Division of the DOJ (the “Antitrust Division”) and expiration or termination of any waiting period under the HSR Act. Parent and the Company filed their respective HSR Notification Forms with the FTC and the Antitrust Division on December 18, 2023. On January 17, 2024, Parent voluntarily withdrew the December 18, 2023 filing to provide the FTC with additional time for review, and refiled its HSR Notification Form on January 17, 2024.

On January 19, 2024, AstraZeneca furnished a Current Report on Form 6-K to the SEC relating to the voluntary withdrawal and refiling of the HSR Notification Form and announcing the extension of the Offer. The full text of the Current Report on Form 6-K is attached as Exhibit (a)(5)(G) to the Schedule TO and is incorporated herein by reference.

Following the refiling of the HSR Notification Form, u~~U~~nder the HSR Act, Merger Sub’s purchase of the Shares pursuant to the Offer is subject to a~~n initial~~ waiting period that will expire at 11:59 p.m., Eastern Time, on February 16 ~~January 17~~, 2024, which is the date that is 30 days after such filing~~, except that if the waiting period expires on a Saturday, Sunday or federal holiday, then such waiting period will be extended until 11:59 p.m. of the next day that is not a Saturday, Sunday or federal holiday~~. During the 30-day waiting period the FTC and the Antitrust Division can choose to shorten the waiting period by granting early termination or may extend the waiting period by issuing a Request for Additional Information or Documentary Material (a “Second Request”) to the parties. The agencies have, however, temporarily suspended granting early termination during the ~~initial 30-day~~ waiting period. ~~Alternatively, to provide the FTC or the Antitrust Division with additional time to review the proposed acquisition, Parent, with the consent of the Company, may withdraw its HSR Notification Form prior to the expiration of the waiting period and refile, starting a new 30-day waiting period.~~ If the FTC or the Antitrust Division issues a Second Request~~s~~, the waiting period with respect to the Offer will be extended to 11:59 PM, Eastern time, on the 30th day after Merger Sub’s certification of substantial compliance with its Second Request. If the HSR Act waiting period expires or is terminated, completion of the Merger will not require an additional filing under the HSR Act so long as Parent owns 50% or more of the outstanding Shares within one year after the HSR Act waiting period applicable to the Transactions expired or was terminated.”

(b)	The information set forth in the existing first, second and third paragraphs of Section 16 — “Certain Legal Matters; Regulatory Approvals — Certain Litigation” of the Offer to Purchase is amended and supplemented as follows:

“Between January 2 and January ~~9~~11, 2024, ~~two~~four complaints were filed against the Company and its directors by putative stockholders of the Company: two were filed in the United States District Court for the Southern District of New York, ~~against the Company and its directors, by putative stockholders of the Company:~~ Brent Peterson v. Icosavax, Inc., Case No. 1:24-cv-00017 and Steve Weiss v. Icosavax, Inc., Case No.1:24-cv-00160, one complaint was filed in the United States District Court District of Delaware, Anthony Malone v. Icosavax, Inc., Case 1:24-cv-00026-UNA, and one complaint was filed in the Superior Court of the State of Washington in and for King County, Margie Elstein v. Icosavax, Inc., Case No. 24-2-00535-8. The complaints name as defendants the Company and each member of the Company Board and the Elstein complaint also names as defendants AstraZeneca Finance and Holdings Inc. and Isochrone Merger Sub Inc. and is accompanied by a motion for an injunction. The complaints all generally allege that the Company’s Schedule 14D-9 filed December 27, 2023, was materially misleading and omits material facts. ~~and that, as a result,~~ The Peterson, Weiss and Malone complaints bring claims under the Exchange Act, asserting that (a) all defendants violated Section 14(e) of the Exchange Act, (b) all defendants violated Section 14(d) of the Exchange Act and (c) each member of the Company Board violated Section 20(a) of the Exchange Act. The Elstein complaint brings claims under Washington law, asserting that (a) AstraZeneca Finance and Holdings Inc. and Isochrone Merger Sub Inc. violated Section 010 of The Securities Act of Washington, (b) all defendants violated Washington state negligent misrepresentation and concealment law and (c) all defendants violated Washington state negligence law. The complaints seek, among other things, to enjoin transactions contemplated by the Merger Agreement, rescissory damages or rescission in the event that the transactions contemplated by the Merger Agreement are consummated, direct the filing of a new or amended Schedule 14D-9, and/or obtain an award of damages and attorneys’ fees and/or costs. ~~The~~AstraZeneca, Parent, Merger Sub and the Company believe~~s~~ the claims asserted in the complaints are without merit.

~~On January 8, 2024, a complaint was filed in the Superior Court of the state of Washington in and for King County, by a putative stockholder of the company, Margie Elstein v. Icosavax, Inc., Case No. 24-2-00535-8. The complaint names as defendants the Company, each member of the Company Board, AstraZeneca Finance and Holdings Inc. and Isochrone Merger Sub Inc. The complaint alleges that the Company’s Schedule 14D-9 filed December 27, 2023, was materially misleading and omits material facts, and Parent and Merger Sub’s Tender Offer was materially misleading and omits material facts, and that, as a result, (a) AstraZeneca Finance and Holdings Inc. and Isochrone Merger Sub Inc. violated Section 010 of The Securities Act of Washington, (b) all defendants violated Washington state negligent misrepresentation and concealment law and (c) all defendants violated Washington state negligence law. The complaint seeks, among other things, to enjoin transactions contemplated by the Merger Agreement, rescissory damages or rescission in the event that the transactions contemplated by the Merger Agreement are consummated, direct the filing of a new or amended Schedule 14D-9, and/or obtain an award of damages and attorneys’ fees and/or costs. AstraZeneca, Parent, Merger Sub and the Company believe the claims asserted in the complaint are without merit.~~

In addition, as of this filing, the Company had received ~~nine~~ 13 demand letters from purported stockholders of the Company, which generally seek that certain allegedly omitted information in the Schedule 14D-9 be disclosed.”

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

“On January 19, 2024, in connection with the withdrawal and refiling of Parent’s HSR Notification Form under the HSR Act, and as agreed with the Company, Merger Sub extended the expiration date of the Offer. The Offer was previously scheduled to expire at one minute after 11:59 p.m., New York City time, on January 26, 2024. The expiration date of the Offer is extended to one minute after 11:59 p.m., New York City time, on February 16, 2024, unless further extended.

The Depositary has advised Parent that, as of 5:00 p.m., Eastern time, on January 18, 2024, approximately 9,274,277 Shares had been validly tendered and received, and not validly withdrawn, pursuant to the Offer, representing approximately 18.3% of the outstanding Shares as of such date and time.”

Amendments to the Offer to Purchase and Exhibits to the Schedule TO

All references to (i) “one minute after 11:59 p.m., New York City time, on January 26, 2024” set forth in the Offer to Purchase (Exhibit (a)(1)(A)), Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9 or IRS Form W-8) (Exhibit (a)(1)(B)), Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(C)), and Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(D)) are hereby amended and replaced with “one minute after 11:59 p.m., New York City time, on February 16, 2024.”

Item 12.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(5)(G)	Current Report on Form 6-K furnished by AstraZeneca PLC, dated January 19, 2024 (incorporated by reference to the Current Report on Form 6-K furnished by AstraZeneca PLC to the SEC on January 19, 2024).

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 19, 2024

ASTRAZENECA PLC

	By:	/s/ Adrian Kemp
		Name:	Adrian Kemp
		Title:	Company Secretary

ASTRAZENECA FINANCE AND HOLDINGS INC.

	By:	/s/ David E. White
		Name:	David E. White
		Title:	President & Treasurer

ISOCHRONE MERGER SUB INC.

	By:	/s/ David E. White
		Name:	David E. White
		Title:	President & Treasurer

5